DAVIS & company LEGAL ADVISORS since 1892

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

RECEIVED
2004 MAY 11 A 9:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 30,2004

file number: 50277-00001

04024926

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

DAVIS & COMPANY

Per: Donna L. Ornstein
Donna L. Ornstein
Legal Assistant

DO/ram
Encls.

Exemption No. 82-1209

April 30, 2004

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	April 29, 2004
(e)	News Releases	April 15, 2004 April 20, 2004 April 27, 2004
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	April 16, 2004 (and Stock Option Plan referred to therein)
(i)	Report of Exempt Distribution (Form 45-103F4)	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	April 16, 2004
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	April 29, 2004
(e)	News Releases	April 15, 2004 April 20, 2004 April 27, 2004
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	April 16, 2004 (and Stock Option Plan referred to therein)
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable

(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	April 16, 2004
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end, and Management Discussion and Analysis	April 29, 2004
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption 82-1209.

RECEIVED
2004 MAY 11 A 9:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended February 29, 2004.

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

		February 29, 2004		November 30, 2003
ASSETS				
Current				
Cash and cash equivalents	$	2,325,708	$	1,575,129
Marketable securities		3,800		3,800
Sundry receivable		94,226		59,318
Prepaid expenses		9,188		3,807
		2,432,922		1,642,054
Mineral properties and deferred exploration costs (Note 1)		7,576,749		7,399,202
Property, plant and equipment		297,580		285,006
	$	10,307,251	$	9,326,262
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	169,565	$	211,460
Current portion of mortgage loan		13,124		13,124
		182,689		224,548
Mortgage loan		54,018		57,676
		236,707		282,260
SHAREHOLDERS' EQUITY				
Share capital (Note 2)		21,017,039		19,909,724
Contributed surplus		313,810		141,628
Deficit		(11,260,305)		(11,007,350)
		10,070,544		9,044,002
	$	10,307,251	$	9,326,262

Commitment (Note 6)
Subsequent events (Note 8)

Approved by the Board of Directors

"J. Haig deB. Farris"
Director

"Raymond A. Hrkac"
Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
For the three months ended
(Unaudited)

	February 29, 2004	February 28, 2003
Administration costs		
Amortization	$ 831	$ 294
Consulting fees	12,000	12,000
Corporate relations	7,388	15,947
Interest expense	360	232
Legal and audit	2,710	11,853
Licences, taxes, insurance and fees	10,888	9,788
Office services and expenses	32,505	25,071
Shareholders' meetings and reports	1,825	769
Stock based compensation	172,182	-
Travel	6,873	5,839
Operating loss	(247,562)	(81,793)
Other income (loss)		
Interest income	22,250	1,121
General Exploration costs	(27,643)	(19,587)
	(5,393)	(18,466)
Loss for the period	(252,955)	(100,259)
Deficit, beginning of period	(11,007,350)	(10,053,221)
Deficit, end of period	$ (11,260,305)	$ (10,153,480)
Loss per share - basic and diluted	$ (0.004)	$ (0.002)
Weighted average number of common shares outstanding - basic and diluted	65,948,650	54,229,158

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	February 29, 2004	February 28, 2003
Cash flows from (used in) operating activities		
Loss for the period	$ (252,955)	$ (100,259)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	7,942	5,587
- stock based compensation	172,182	-
	(72,831)	(94,672)
Change in non-cash working capital items:		
- sundry receivable	(34,908)	56,892
- prepaid expenses	(5,381)	62,977
- accounts payable and accrued liabilities	(41,895)	(258,988)
	(155,015)	(233,791)
Cash flows from (used in) financing activities		
Shares issued for cash	117,500	1,000,000
Shares issued for cash - flow-through shares	1,004,500	-
Share issuance cost	(14,685)	(156,993)
Principal reduction of mortgage loan	(3,658)	(3,447)
	1,103,657	839,560
Cash flows from (used in) investing activities		
Mineral property costs	(279)	-
Deferred exploration costs	(177,268)	(83,800)
Purchase of capital assets	(20,516)	-
	(198,063)	(83,800)
Increase in cash and cash equivalents	750,579	521,969
Cash and cash equivalents, beginning of period	1,575,129	179,412
Cash and cash equivalents, end of period	$ 2,325,708	$ 701,381
Supplementary cash flow information		
Cash paid for interest charges	$ 1,295	$ 1,586

Please see the notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2003.

1. Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2003	2004 property cost additions	2004 exploration cost additions	2004 written off	Balance February 29, 2004
Clinton	$ 18,619	$ -	$ 998	$ -	$ 19,617
Doyle Lake	718,214	-	8,474	-	726,688
Fishback Lake and Dessert Lake	246,825	279	14,184	-	261,288
CH	4,077,385	-	151,994	-	4,229,379
Regional, NWT	41,944	-	795	-	42,739
Happy Creek	907,030	-	520	-	907,550
McConnell Creek and other	1,389,185	-	303	-	1,389,488
	$7,399,202	$ 279	$ 177,268	$ -	$7,576,749

	Balance November 30, 2003	2004 Additions	2004 written off	Balance February 29, 2004
Mineral property costs	$ 483,597	$ 279	$ -	$ 483,876
Deferred exploration costs	6,915,605	177,268	-	7,092,873
	$7,399,202	$ 177,547	$ -	$7,576,749

Exploration costs incurred during the three months ended:

	February 29, 2004	February 28, 2003
Chartered Aircraft	$ 3,809	$ 797
Drilling, trenching, sampling	65,531	49,916
Licences and recording fees	4,010	435
Project supplies	10,466	1,816
Salaries and wages	25,575	8,171
Surveys	5,300	-
Technical and professional services	55,240	20,519
Transportation	7,337	2,146
	$ 177,268	$ 83,800

2. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance, November 30, 2003	65,528,020	$19,909,724
Issued pursuant to flow-through share agreements less share issuance costs of $14,685	2,232,222	989,815
Exercise of warrants	100,000	20,000
Exercise of stock options	325,000	97,500
Balance, February 29, 2004	68,185,242	$21,017,039

(c) During the period ended February 29, 2004, the Company:

(i) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. The proceeds from these flow-through shares must be spent on Canadian Exploration Expenses ("CEE") by December 31, 2004;

(ii) Issued 100,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $20,000.

(d) At February 29, 2004, the following share purchase warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
520,000	$0.20	May 31, 2004
450,000	$0.20	June 24, 2004
5,120,000	$0.20	July 11, 2004
6,090,000		

Each warrant entitles the holder to acquire one common share of the Company.

3. Stock Options

During the period, the Company's Board of Directors approved and granted 1,100,000 stock options to directors and employees of the Company. Each option entitles its holder to acquire one common share of the Company at $0.50 per common share. These options are vested over eighteen months and are exercisable for five years. 213,965 of these options are restricted from being exercised until an amendment to the Company's Stock Option Plan has been approved by the shareholders at its Annual and Special General Meeting to be held on May 14, 2004. The Company Stock Option Plan was amended on January 15, 2004 to increase the maximum number of shares reserved for the granting of stock options under the Plan.

3. Stock Options (continued)

Stock options outstanding as at February 29, 2004:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2003	6,155,000	$ 0.27
Granted	1,100,000	$ 0.50
Exercised	(325,000)	$ 0.30
Options outstanding at February 29, 2004	6,930,000	$ 0.26

The weighted average fair value of the option granted during the period ended February 29, 2004 was $0.56.

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.50	6,930,000	2.74	$ 0.30	5,455,556	$0.27

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted in 2003 to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 107%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued in 2003, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

	February 29, 2004	February 28, 2003
Net (loss) for the period:		
- as reported	$(252,955)	$(100,259)
- pro-forma	$(282,952)	$(178,712)
Basic and diluted (loss) per share:		
- as reported	$(0.004)	$(0.002)
- pro-forma	$(0.004)	$(0.003)

In 2004, the fair value of all options granted to employees, directors and consultants are recognized as stock based compensation cost in the financial statements.

4. Related Party Transactions

During the three months ended February 29, 2004, the Company was billed $12,000 ($8,000 of which is included in accounts payable) by one director (February 28, 2003 – $12,000) for technical and professional services. The fees for 2004 and 2003 are recorded as Consulting fees in the financial statements. See Note 6 – Commitment.

5. *Segmented information*

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended February 29, 2004 and February 28, 2003.

The Company's total assets are segmented geographically as follows:

	February 29, 2004	February 28, 2003
Canada	$ 9,399,702	$6,358,778
United States	907,549	901,677
	$10,307,251	$7,260,455

6. Commitment

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of February 29, 2004. If the conditions precedent had been satisfied at February 29, 2004, the amount owing under the agreement would be $172,350 in addition to the $8,000 owing at February 29, 2004 (see Note 4 – Related Party Transactions).

7. Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

8. Subsequent Events

Subsequent to February 29, 2004, the following occurred:

(a) Issued 515,000 common shares pursuant to the exercise of stock options at $0.30 per common share for gross proceeds of $154,500.

(b) 750,000 stock options expired unexercised.

(c) Issued 270,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $54,000.

(d) Granted 330,000 stock options to a director of the Company at $0.50 per common share to expire March 19, 2009. These options are vested over the period March 19, 2004 to June 19, 2005.

Exemption 82-1209.

GGL DIAMOND CORP.

Management Discussion and Analysis (Form 51-102F1)

For the Three Months ended February 29, 2004

The following discussion of the results and financial position of the Company for the three months ended February 29, 2004 should be read in conjunction with the information provided in the 2003 Annual Report of the Company and the material herein, as of this 26th day of April 2004, updates the information as of April 7, 2004 contained in the MD&A of that report.

DIAMOND EXPLORATION, SLAVE CRATON, NORTHWEST TERRITORIES, CANADA

DOYLE LAKE LA 1-30 MINERAL CLAIMS, SOUTHEAST SLAVE CRATON

De Beers Canada Exploration Inc. is currently conducting a ground gravity survey on the Doyle Lake property. A total of 4,600 gravity stations are planned – 4,000 stations on the main grid and 600 stations on three anomalies outside the main grid. At the present time, approximately 1,300 stations have been completed on the main grid. We anticipate that the ground gravity survey will be completed by mid to late May. Drill targets emerging from the data will be selected for drilling.

CH PROJECT AREA, CENTRAL SLAVE CRATON

ZIP-De Project

An airborne geophysical survey was completed late in 2003 to aid in the exploration and target selection within these claims that contain several high-count good chemistry indicator mineral trains. The survey located several anomalies north of the main indicator trains in a moderately large lake, additional claims were staked to protect this area and samples collected. The samples located two new trains that ended along the northwest shore of the lake, indicating the potential for kimberlites in the lake. Three geophysical targets were selected by consulting geophysicists and drilled over the past two weeks. Two of the targets contained sulphides of pyrrhotite, pyrite and possibly aresenopyrite, the core from these will be assayed for gold and other economic minerals. The third target was explained by the magnetite content of the rock intersected. As the lake extends for 3.5 km up ice of the samples, additional sampling within the lake may be required to locate the head of the trains.

As most of the targets for the main indicator mineral trains can be drilled from land these will be part of the summer drill program.

CH Project

Ground geophysical surveys are in progress and will continue on the Starfish, Seahorse and Courageous properties. To date, ground magnetic, electromagnetic and gravity surveys have been completed on 13 kimberlite targets on six CH properties; ZIP-De, Starfish, Seahorse, G, Mackay, and Courageous. Based on the data obtained and analyzed from these surveys, targets with indicator mineral support will be selected for drilling.

An airborne geophysical survey is scheduled to start in May on the Courageous, Seahorse, Winter Lake North and Winter Lake South properties. Nearly 8,000 line kilometres will be flown, using the new Fugro Resolve magnetic/electromagnetic system.

Fishback Lake Project

A drill program for the Fishback project is scheduled to begin in June 2004. The drill contract has been signed with Connors Drilling and all land use permits have been approved. The drilling to test the area under the 'Big Hole' for the presence of kimberlite, will be collared on land and drilled at an incline. We are anticipating that this drill hole will be greater than 600 metres in length and take two to three weeks to complete

OVERALL PERFORMANCE/RESULTS OF OPERATIONS

As at February 29, 2004, the Company had incurred exploration costs on mineral properties of $177,268 (charter aircraft $3,809; drilling, trenching and sampling $65,531; licences and recording fees $4,010; salaries and wages $25,575; surveys $5,300; technical and professional services $55,240; transportation $7,337 and project supplies of $10,466). Exploration costs for the period ended February 29, 2004 are higher than 2003 by $93,468, an increase of 112%. A majority of this increase was for assaying/geochemical sampling costs, salaries and wages and technical and professional fees. This period the Company started more preparation work during the winter than it usually does in the prior years which accounts for the increase in salaries and wages and technical and professional fees.

On a per project basis, the Company spent the $177,268 exploration costs as follows: $151,994 on the CH project, $8,474 on the Doyle Lake project, $998 on the Clinton, $303 on the McConnell Creek, $520 on the Happy Creek Gold/Silver Property, $795 on Regional, and $14,184 on the Fishback Lake and Dessert Lake Properties.

The Company reported a net loss of $252,955 for the period ended February 29, 2004 compared to a net loss of $100,259 for the period ended February 28, 2003 (an increase of 152% from 2003 to 2004). The increase in net loss was primarily due to the recording of stock based compensation for the stock options granted during the period.

Revenue for the period ended February 29, 2004 was $22,250 consisting of interest income compared with $1,121 for the period ended February 28, 2003. The increase in funds raised during the 3rd and 4th quarter of 2003 generated more interest income for the Company.

Acquisition and Disposition of Resource Properties and Write offs

The were no write off of exploration and mineral property costs for the period ended February 29, 2004.

RELATED PARTY TRANSACTIONS

During the period ended February 29, 2004, the Company was billed $12,000 ($8,000 of which is included in accounts payable in 2004) by R.A. Hrkac, the President and Chief Executive Officer for technical and professional services provided. For the same comparative period in 2003, the Company was billed $12,000 (which is included in accounts payable in 2003) by R.A. Hrkac for technical and professional services.

COMMITMENTS

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2004 and $5,303 in 2005 are required under the agreement.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2003. If the conditions precedent had been satisfied at February 29, 2004, the amount owing under the agreement would be approximately $172,350.

The Company has a mortgage loan on its Yellowknife house of approximately $67,142 which becomes due on January 1, 2005

SUMMARY OF QUARTERLY INFORMATION

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with February 29, 2004. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	February 29, 2004 ($)	November 30, 2003 ($)	August 31, 2003 ($)	May 31, 2003 ($)	February 28, 2003 ($)	November 30, 2002 ($)	August 31, 2002 ($)	May 31, 2002 ($)
Total Revenues	22,250	9,203	5,027	3,975	1,121	1,646	1,285	148
Net Income (Loss)	(252,955)	(635,294)	(111,314)	(107,262)	(100,259)	(432,471)	(170,754)	(70,909)
Net income (loss) per share	(0.004)	(0.01)	(0.002)	(0.002)	(0.002)	(0.009)	(0.004)	(0.001)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

For the period ended February 29, 2004, the Company experienced a negative cash flow of $79,942 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from a decrease in overall administration costs such as legal and audit, and corporate relations.

The Company's cash position as at February 29, 2004 was $2,325,708. The increase in cash position compared to November 30, 2003 was due principally to the completion of a flow-through share private placement during the period ended February 29, 2004. Approximately $950,000 of these funds as at February 29, 2004 must be spent on Canadian Exploration Expenses. See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended February 29, 2004, the Company:

(i) completed a private placement of 2,232,222 common shares at $0.45 per share for gross proceeds of $1,004,500. The proceeds from these flow-through shares must be spent on Canadian Exploration Expenses ("CEE") by December 31, 2004;

LIQUIDITY AND CAPITAL RESOURCES, continued

(ii) Issued 100,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $20,000.

(iii) Issued 325,000 common shares pursuant to the exercise of stock options at $0.30 per common share for gross proceeds of $97,500.

See Notes 2 and 3 of the Consolidated Financial Statements for February 29, 2004.

SUBSEQUENT EVENTS

Subsequent to February 29, 2004, the following occurred:

(a) 750,000 stock options expired unexercised.

(b) 515,000 stock options were exercised at $0.30 per common share for gross proceeds of $154,500

(d) 270,000 share purchase warrants were exercised at $0.20 per common share for gross proceeds $54,000.

(e) 330,000 stock options were granted at an exercise price of $0.50 per common share to a director of the Company. The shares are exercisable for 5 years and vest over 18 months.

OUTSTANDING SHARE DATA AS OF APRIL 27, 2004:

(a) Authorized and issued share capital:

			Issued	
Class	**Par Value**	**Authorized**	**Number**	**Value**
Common	No par value	250,000,000	68,970,242	$21,225,539

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	594,000	$0.25	June 29, 2005
Options	100,000	$0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	145,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
Options	984,333	$0.20	July 18, 2007
Options	736,667	$0.25	Feb. 06, 2008
Options	430,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	400,000	$0.30	Oct. 31, 2008
Options	1,100,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Total	**5,995,000**		

(c) *Summary of warrants outstanding:*

Security	Number	Exercise Price	Expiry Date
Warrants	300,000	$0.20	May 31, 2004
Warrants	400,000	$0.20	June 24, 2004
Warrants	5,120,000	$0.20	July 11, 2004
Total	**5,820,000**		

(d) There are no escrowed or pooled shares.

OTHER INFORMATION

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

"J. Haig deB. Farris"

J. Haig deB. Farris
Director

Exemption 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

RECEIVED
2004 MAY 11 A 9:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 15, 2004

PRESS RELEASE

2004 Spring drilling program commences on CH project targets, NWT

VANCOUVER, BRITISH COLUMBIA – Ray Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX-Venture)** is pleased to announce that GGL has commenced its 2004 spring drilling program on the Zip-De property of the CH project area.

Core drilling commenced on the Zip-De property in the past week to test four lake-based kimberlitic targets. The drilling is being carried out by Peak Drilling Ltd. A second core drilling program will be conducted in mid-May using Major Drilling to test kimberlite targets identified on the G claims and possibly the MacKay, Courageous and Seahorse claims.

Two vertical BTW holes, CH-04-01 / CH-04-02, were drilled to test electromagnetic anomaly Zi03-007. From the collar, hole CH-04-01 encountered ice/water and lake sediment to 18.9 metres. Between 18.9 metres and 21.9 metres the hole encountered massive to semi-massive sulphides. Between 21.9 metres and the end of the hole at 45.7 metres, the hole intersected coarse-grained granite gneiss.

Drill hole CH-04-02 was positioned 35 metres to the west of hole CH-04-01 and was drilled to a depth of 41.1 metres to test a coincident electromagnetic/magnetic low. From the collar to 19.8 metres the hole encountered ice/water and lake sediment. Between 19.8 metres and 41.1 metres the hole intersected granite gneiss containing locally up to 2% sulphides as stringers.

The drill will be moved to test anomaly Zi-03-006, a magnetic high and EM target, and anomaly Zi-03-A002, a magnetic low and EM target. Both anomalies are located on the same lake as Zi-03-A007. The drill will then be moved to test anomaly Zi-03-A018, a target in a small lake about 3 kilometres to the south of anomaly Zi-03-A002. Land based targets identified on the Zip-De claims will be drilled in the summer. This drill program is GGL's initial attempt on the Zip claims to locate the kimberlite sources up-ice of kimberlite indicator minerals found during the 2002/03 ground sampling programs.

Ground geophysics consisting of magnetic, electromagnetic and gravity surveys is ongoing on 16 kimberlitic targets on the Zip-De, MacKay, G, Courageous and Seahorse claims in the CH project area. In addition to the four Zip-De targets being drilled, two on the G claims may be drilled in May. As the results of the ground geophysical work are analyzed, additional drill targets will also be selected and scheduled for drilling in mid-May.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp. is GGL's qualified person and has reviewed this data.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street Tel: (604) 688-0546
Vancouver, BC Canada Fax: (604) 688-0378
V6B 1N2

April 20, 2004

PRESS RELEASE

GGL Annual Report says aggressive, focused 2004 drilling and exploration program follows foundation laid by four years of "unglamorous" work

VANCOUVER, BRITISH COLUMBIA – Ray Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX-Venture),** writes in the Directors' Report to Shareholders in the company's 2003 Annual Report that GGL Diamond Corp. has never been in such a positive position in its history. (See www.sedar.com for a complete transcript of the 2003 Annual Report, Directors' Report to Shareholders, and Management Discussion and Analysis.)

Drilling programs on approximately 40 quality targets on various claims will begin shortly and continue through summer, fall and next winter. (See Press Release of April 15, 2004 for initial results.)

These targets were identified in 2003 and early this year through the unglamorous but necessary work required to locate a diamondiferous kimberlite. Although drilling efforts in 2003 were unsuccessful in locating any diamond-bearing pipes, GGL's geologists and staff laid the groundwork for this year's aggressive but focused exploration program, now funded by an enhanced treasury.

The first drilling, expected to start this month, will be on the 100% GGL owned "CH" claims. These claims comprise over 300,000 acres in ten claim groups located south and west of Lac de Gras and the Ekati Diamond Mine. The Company plans also to continue ground geophysical surveys, airborne geophysics, and heavy mineral sampling efforts to define new targets.

Plans are also progressing for an ambitious drill program on the highly anomalous "Big Hole" on the AJ claim, part of the 100% GGL-owned Fishback property, 70 km northwest of Yellowknife. As previously announced, some intriguing results from 2003 have led GGL to decide that only drilling will determine if the "Big Hole" is a kimberlite. This major drilling effort is being planned to begin in June.

With the Doyle Lake claim dispute resolved in 2003, GGL's joint venture partner De Beers resumed exploration efforts on the property in earnest. A detailed ground gravity survey is now underway along a 20-km stretch of "kimberlite alley," with the purpose of locating potential kimberlite pipes greater than one hectare in size. The crew is starting in the Mountain Province/De Beers "Gahcho Kue" joint venture property and has as of this date reached the Doyle claims. De Beers has committed to drilling all suitable targets. GGL's consultants believe that a bulk sample and further exploration is required to evaluate the diamond potential of the sill and options to do this are being examined.

In the Annual Report, we note that with resurgent gold prices, the McConnell Creek Gold Property, 100% owned by GGL, has the potential again to be a significant asset for shareholders. GGL has expanded its land holdings by staking additional claims in the past year.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street Tel: (604) 688-0546
Vancouver, BC Canada Fax: (604) 688-0378
V6B 1N2

April 27, 2004

PRESS RELEASE

EXPLORATION UPDATE -- CH-PROJECT, NWT

VANCOUVER, BRITISH COLUMBIA – Ray Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX-Venture)** is pleased to provide a drilling report on the Zip-De targets and an update on the CH exploration project area, consisting of 311,822 acres on the central Slave Craton in the Northwest Territories, Canada.

Drilling on the Zip-De property, located 75 kilometres west of the Ekati Diamond Mine, began in early April to test four lake-based kimberlite targets, Zi03-A002, Zi03-A006, Zi03-A007, and Zi03-A018. Anomaly Zi03-A018 was not drilled during this program due to the lack of a nearby source of water. The three other targets were drilled.

Three types of geophysical signatures were tested in this drilling program: weak magnetic high/strong electromagnetic, magnetic high/strong electromagnetic, and magnetic low/weak electromagnetic signatures. Two vertical core holes were drilled into each of the three targets for a total of 285.7 metres. In each case, no kimberlite was intercepted. The electromagnetic signatures have been attributed to two metres of massive to semi-massive pyrrhotite with trace pyrite and possibly arsenopyrite in target Zi03-A007 and stringers of similar sulphides in target Zi03-A006. Sections of core will be submitted for geochemical analysis to test for economic mineralization including gold.

Ground geophysical surveys are in progress on other CH Project claims. To date, ground magnetic, electromagnetic and gravity surveys have been completed on 13 kimberlitic targets on six CH properties; Zip-De, Starfish, Seahorse, G, MacKay, and Courageous. Based on the data obtained and analyzed from these surveys, targets that also have indicator mineral support will be selected for drilling.

An airborne geophysical survey is scheduled to start in May on the Courageous, Seahorse and Winter Lake North/South properties. Nearly 8,000 line kilometres will be flown, using the Fugro Resolve magnetic/electromagnetic system.

De Beers Canada Exploration Inc. is currently conducting a ground gravity survey on the Doyle Lake property. A total of 4,600 gravity stations are planned – 4,000 stations on the main grid and 600 on three anomalies outside the main grid. At the present time, approximately 1,300 stations have been collected on the main grid. We anticipate this work will be completed by mid-late May. Drill targets emerging from the data will be selected for testing.

A drill program for the Fishback project is scheduled to begin in June 2004. The drilling contract has been signed with Connors Drilling and all land use permits have been approved. The drilling, to test the area under the 'Big Hole' for the presence of kimberlite, will be collared on land and drilled at an incline. We are anticipating that this hole will be greater than 600 metres in length and take two to three weeks to complete.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

Exemption 82-1209.

PROXY SOLICITED BY MANAGEMENT OF THE COMPANY

Type of Meeting: Annual and Special General
Name of Company: GGL DIAMOND CORP. (the "Company")
Meeting Date and Time: Friday, May 14, 2004 – 10:30 a.m. (local time)
Meeting Location: *Meeting Room #18*, Vancouver Trade & Convention Centre, 999 Canada Place, Vancouver, B.C.
(the "Meeting")

The undersigned shareholder of the Company hereby appoints Raymond A. Hrkac, President, or, failing him, J. Haig deB. Farris, Director, or, in place of both of the foregoing, __________________(*print name*), as proxyholder for and on behalf of the undersigned, to attend, vote and act for and in the name of the undersigned shareholder at the Meeting and at every adjournment thereof. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the Meeting and any adjournment thereof.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS SPECIFIED HEREIN.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD IN RESPECT OF THE MATTERS LISTED IN ACCORDANCE WITH THE CHOICE, IF ANY, INDICATED IN THE SPACE PROVIDED ON ANY POLL THAT MAY BE CALLED FOR. IF NO CHOICE IS INDICATED, THE PROXY WILL BE VOTED FOR SUCH MATTER.

IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, OR ANY FURTHER MATTERS COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND INFORMATION CIRCULAR.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Information Circular)

	For	Against	Withhold
1. To authorize the Directors to fix the Auditors' remuneration.			N/A
2. To determine the number of directors at seven.			N/A
3. To appoint Ellis Foster, Chartered Accountants as the Auditors of the Company.		N/A	
4. To elect Raymond A. Hrkac as a Director.		N/A	
5. To elect William Wolodarsky as a Director.		N/A	
6. To elect Nick DeMare as a Director.		N/A	
7. To elect J. Haig deB. Farris as a Director.		N/A	
8. To elect William Meyer as a Director.		N/A	
9. To elect John S. Auston as a Director.		N/A	
10. To elect R. Timothe Huot as a Director.		N/A	
11. To approve, adopt and ratify the ordinary resolution as more particularly set out in the Management Information Circular relating to the amendment to the Stock Option Plan of the Company			N/A

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the meeting.

SIGN HERE: ______________________________
Print Name: ______________________________
Date: ______________________________

THIS PROXY IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE INFORMATION ON REVERSE.

INFORMATION REGARDING PROXY:

1. This proxy form is not valid unless it is signed and dated. To be valid, this proxy form DULY EXECUTED AND DATED must be submitted to the offices of the Company's transfer agent, Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting. The mailing address of Computershare Trust Company of Canada is 100 University Avenue, 9th Floor, Toronto. Ontario M5J 2Y1 and its fax number is 1-866-249-7775.

2. **YOU HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSONS DESIGNATED** IN THE FORM OF PROXY. IF YOU WISH TO EXECUTE THIS RIGHT, INSERT THE NAME OF YOUR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND STRIKE OUT THE TWO PRINTED NAMES.

3. Please date and sign exactly as the shares are registered and return promptly. If this proxy is not dated in the space provided, authority is hereby given by the member for the proxyholder to date this proxy seven calendar days after the date it was mailed to you by the Company or Computershare Trust Company of Canada or its agents.

4. If the shareholder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation and either the corporate seal of the corporation affixed or the title of the duly authorized officer completed.

5. In the case of shares registered in the name of two or more persons (including legal representatives), *the vote of the senior who exercises a vote, whether in person or by proxy*, shall be accepted to the exclusion of the votes of other joint registered holders. For this purpose, seniority is determined by the order in which names stand in the register of members.

6. The directors of the Company have determined by regulation that proxies may be sent to Computershare Trust Company of Canada by mail, delivery or facsimile or any method of transmitting legibly recorded messages so as to arrive before the times specified in Note 1 above.

7. If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting. Please contact your broker or the Company if you have questions. Also see "Advice to Beneficial Holders of Common Shares" in the *Management Information Circular accompanying this Proxy*.